Exhibit 99.2

B.O.S. and Clean City Launched an RFID Based System for Waste Management

RISHON LETZION, Israel — Oct. 22, 2014 (GLOBE NEWSWIRE)- B.O.S. Better Online Solutions Ltd. ("BOS") (Nasdaq: BOSC), today announced that its RFID & Mobile division in cooperation with Live in Clean City Ltd. ("Clean City"), has successfully completed the first implementation of an RFID based system for tracking garbage trucks ("RFID System").

Clean City is a leading provider of technological solutions for waste management in municipalities in Israel. By using an RFID System, waste can be identified and tracked through the entire waste chain. RFID tags are attached to waste containers and the trucks are equipped with RFID readers thereby improving the verification of pickups and tracking the number of times a container is used for collection.  The RFID System was integrated at the Modiin municipality in Israel.

Mr. Yizhak Gazit, CEO of Clean City stated: "Waste management is a growing industry. It's also an industry that has turned to technology to help manage many aspects of its day to day operation. RFID has been used by municipalities outside of Israel, to increase efficiency of waste management. We teamed up with BOS' RFID and Mobile division due to its long experience in RFID based systems. Together with BOS, we plan to offer to all the major municipalities in Israel an RFID System for waste management."

Mr. Yuval Viner, BOS CEO, stated: "Waste containers come in many forms, materials and sizes, but they are all subject to harsh environments and rough handling. Being outdoors, waste containers are exposed to cold, wetness, heat and machine abuse. Only RFID tags can withstand such conditions and continue to function throughout the life cycle of these containers and allow constant monitoring. Together with Clean City, we are able to offer municipalities a one stop shop for waste management solutions. I am confident that this collaboration has a promising future".

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading provider of RFID and Supply Chain solutions to enterprises in Israel. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment and software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.